ImmunoPrecise Antibodies to Reschedule Financial Results and Recent Business Highlights Report for Fourth Quarter and Fiscal Year End 2024

The Company to host an earnings conference call via webcast

VICTORIA, BRITISH COLUMBIA, July 23, 2024 - ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") (NASDAQ: IPA) today announces the rescheduling of its full year fiscal 2024 financial results and business highlights release. Originally set for July 25, 2024, the new release date is Monday, July 29, 2024, and IPA will hold an earnings call at 10:30 am Eastern Time the same day.

The Company is providing additional time to allow its auditors to complete the necessary reviews and audit requirements on valuation calculations of goodwill and intangible assets. This extension ensures that the financial data accurately reflects the Company's value and complies with all regulatory requirements.

A live audio webcast of the earnings conference may be accessed through a link that will be posted on IPA’s Investor Relations website at ir.ipatherapeutics.com. A replay will be archived and available for replay following the conference call.

Conference Call:

Event Title: ImmunoPrecise Reports Financial Results and Recent Business Highlights for Full Fiscal Year 2024
Event Date: July 29th, 2024
Time: 10:30 AM (GMT-04:00) Eastern Time (US and Canada)

***Participant Dial-In Details***
Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 9236374 or Conference Name.
North America Toll-Free: (888) 550-5658
North America Toll: (646) 960-0289
International Toll: +1(646) 960-0289

***Webcast Details ***
Attendee URL:
https://events.q4inc.com/attendee/388047633

A live audio webcast of the earnings conference may be accessed through a link that will be posted on IPA’s Investor Relations website at ir.ipatherapeutics.com. A replay will be archived and available for replay following the conference call.

About ImmunoPrecise Antibodies Ltd.

The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Source: ImmunoPrecise Antibodies Ltd.

Investor contact: investors@ipatherapeutics.com

Forward-Looking Statement:

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.